Correspondence

Cardio Diagnostics Holdings Inc.

311 W Superior St, Ste 444

Chicago, IL 60654

(855) 226 9991

May 7, 2025

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Attention: Bonnie Baynes, Angela Connell

Re:	Cardio Diagnostics Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2024 File No. 001-41097

Set forth below are the responses of Cardio Diagnostics Holdings, Inc. (the “Company”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 24, 2025, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2024 (No. 001-41097), which was filed with the Commission on March 20, 2025 (the “Form 10-K”).

For your convenience, our responses are prefaced by the exact text of each of the Staff’s comments in bold, italicized text.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Regulatory Developments, page 59

1.	We note your disclosure that beginning on May 6, 2025, unless overturned by a court or Congress or stayed or withdrawn by the new Administration, implementation of the FDA final rule on laboratory developed tests will “substantially increase costs and regulatory burdens” for many clinical laboratories. Please revise your disclosure in future filings to describe the potential material unfavorable impact that implementation of this new law is reasonably likely to have on your net sales or revenues or income from continuing operations. Refer to Item 303(b)(2)(ii) of Regulation S-K.
RESPONSE:

On March 31, 2025, a federal district court vacated the FDA final rule, thereby cancelling the rulemaking’s associated requirements. The court held that laboratory developed tests do not meet the definition of a medical device under the Federal Food, Drug, and Cosmetic (“FD&C”) Act and the FDA therefore lacks jurisdiction to regulate them. Laboratories no longer need to comply with the regulatory changes that were set to take effect on May 6, 2025, or with the rulemaking’s other requirements. The federal government did not seek a stay of the district court’s opinion and no appeal has been made to date. We therefore do not believe it will be relevant pursuant to Item 303(b)(2)(ii) of Regulation S-K to describe in our future filings the potential material unfavorable impact of the prior FDA rule on the Company’s net sales, revenues or income from continuing operations.

General and Administrative Expenses, page 61

2.	We note your general and administrative expenses represent over 80% of net loss for 2024 and 2023. Please revise your future filings to disaggregate your general and administrative expenses to provide investors with a quantified understanding of significant underlying components that are material to your operations. Your current disclosures only provide explanation of the year-over-year change and the nature and drivers of current year activity are unclear. Further, enhance your disclosures to clarify the impact of material changes on future operating trends. Refer to Item 303(b)(2) of Regulation S-K.

Division of Corporation Finance
May 7, 2025

RESPONSE:

The Company will include in its Form 10-Q for the quarter ending March 31, 2025, and in subsequent filings a disaggregation of its general and administrative expenses discussion similar to the following.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2024, were $8,169,458 as compared to $$6,936,646 for the year ended December 31, 2023, an increase of $1,232,812.

The overall increase was primarily due to an increase in stock compensation expenses of $2,591,168 (mainly as a result of new stock options issued in the first quarter of 2024) for the year ended December 31, 2024, as compared to $1,279,276 for the year ended December 31, 2023, offset by a decrease in D&O insurance expense of $460,571 in the year ended December 31, 2024.

General and Administrative expense for the year ended December 31, 2024, also consisted of payroll and related costs of $1,715,521, rent and other facility costs of $204,717, legal and professional fees of $731,210, consulting and contractor fees of $740,516, insurance expense of $714,481, filing fees of $102,514, transfer agent fees of $67,536, software and web computing expenses of $157,441 and general corporate overhead expenses of $1,143,994.

We expect our overall corporate overhead to remain relatively flat. We expect an increase in payroll and related costs, and other facility costs, including furnishing the facility, capital expenditure of laboratory equipment, and other laboratory materials, as we prepare to put a company laboratory into operation in 2025. Additionally, as a public company, we expect to have to comply with changing legal and exchange requirements, including as to regulations of the SEC and the continued listing requirements of the NASDAQ. We incur additional annual expenses related to these matters and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, increased auditing and legal fees and similar expenses.

Contractual Obligations, page 64

3.	We note that it appears you are contractually obligated under your exclusive license agreement with the University of Iowa Research Foundation (“UIRF”), entered into on May 2, 2017 and amended on September 2, 2022, to pay each of: (i) 2% of annual net sales, and (ii) 15% of non-royalty fees to UIRF if the Company enters into one or more sublicensing agreements. Please revise your future contractual obligation disclosures to include a discussion of your license agreements to disclose all material payment terms including quantification of any amounts the Company has paid under such agreements to date, as well as term and termination provisions.

RESPONSE:

The Company will include in its Form 10-Q for the quarter ending March 31, 2025, and in subsequent contractual obligation disclosures, a discussion of its license agreements to disclose all material payment terms including quantification of any amounts the Company has paid under such agreements to date, as well as term and termination provisions. To date, the only license agreement to which the Company is a party is the exclusive license (as amended) with UIRF referenced above, and the Company has issued shares to UIRF pursuant to the exclusive license and is to pay a royalty fee of 2% of Net Sales. The Company has had minimal sales to date and has paid $1,294 in total royalty fees to UIRF under such exclusive license.

Division of Corporation Finance
May 7, 2025

Item 9A. Controls and Procedures, page 67

4.	We note your annual report does not include a report of management’s assessment regarding internal control over financial reporting (“ICFR”) due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. Since you were required to file or filed an annual report for the prior year, it appears you are required to report on your management’s assessment of ICFR. Please confirm that you will revise your future filings to provide management’s conclusion regarding the effectiveness of your internal control over financial reporting. Refer to Item 308(a) of Regulation S-K.

RESPONSE:

The Company will include in its Form 10-K for the fiscal year ending December 31, 2025, and in subsequent disclosures with respect to Item 308(a) of Regulation S-K, a discussion of management’s conclusions regarding the effectiveness of the Company’s internal control over financial reporting.

Item 8. Financial Statements and Supplemental Data

Note 3 - Summary of Significant Accounting Policies, page F-7

5.	Please confirm that you will provide the segment disclosures required by ASC 280-10-50, as amended by ASU 2023-07, in your future filings. Refer to ASC 280-10-50-20 for single reportable segment entity requirements.

RESPONSE:

The Company will include in its Form 10-Q for the quarter ending March 31, 2025, and in subsequent filings the segment disclosures required by ASC 280-10-50, as amended by ASU 2023-07, in its future filings similar to the following.

Segments

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”), who is our chief executive officer, for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operating results solely by monthly revenue and operating results of the Company and, as such, the Company has determined that the Company has one operating segment as defined by ASC Topic 280 “Segment Reporting”.

Division of Corporation Finance
May 7, 2025

100% of the Company’s revenues are generated from products testing for major types of cardiovascular disease, and therefore the Company has one operating segment for financial reporting purposes. The Company’s principal products are its Epi+Gen CHD and PrecisionCHD tests. Epi+Gen CHD assesses the risk for a coronary heart disease event, including a heart attack, in the next three years. PrecisionCHD aids in diagnosing and managing coronary heart disease. The tests can be paid for by provider organizations, patients, and/or employers. Customers are generally charged for tests utilized for the minimum committed test volume and the pricing can vary based on organization type, size and volume.

On behalf of the Company and its management, I acknowledge that the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please direct any questions that you may have with respect to the foregoing, or if any additional supplemental information is required by the Staff, please contact Elisa Luqman at eluqman@cdio.ai.

Very truly yours,

CARDIO DIAGNOSTICS HOLDINGS, INC.

By: /s/ Elisa Luqman
Name: Elisa Luqman
Title: Chief Financial Officer